Exhibit 99.4
November 23, 2009
ISI Detention Contracting Group, Inc.
12903 Delivery Drive
San Antonio, Texas 78247
Gentlemen:
Each of Mike Peterson and Leonard Peterson (each, a “Holder”, and collectively, the “Holders”), as an assignee of LAMSP, Inc., a California corporation (f/k/a Peterson Detention, Inc., “PDI”), and sole holder of each Note, has agreed to provide to ISI Detention Contracting Group, Inc., a California corporation (the “Company”), at the Company’s request, the Holder’s commitment to enter into a note modification agreement (collectively, the “Modification”) to each of those two certain Guaranteed Convertible Promissory Notes dated January 1, 2008 by the Company payable to the order of PDI, each in the original principal amount of $1.5 million (each, a “Note”, and collectively, the “Notes”) on terms and conditions set out below.
The Notes will be modified to permit the Company to defer until January 3, 2011 the installments of principal in the aggregate amount of $358,338.68 under each Note (consisting of $250,000 in principal being deferred under Section 7.B. of each Note plus an additional $108,338.68 in principal being deferred under each Note) by agreement of each Holder and the Company (under each Note, the “Deferral Amount”) that would be due and payable on January 28, 2010, February 28, 2010, March 28, 2010, April 28, 2010, May 28, 2010, and June 28, 2010. Accrued but unpaid interest on the outstanding principal under the Notes shall be due and payable monthly in arrears commencing on January 28, 2010. Attached hereto as Schedule A is a revised amortization for each Note, taking into account the modification to the amortization of each Note contemplated hereby, and as part of the Modification, Schedule A attached to each Note shall be replaced with the attached Schedule A. Each Holder shall waive the notice requirement under Section 7.B. of each Note in respect of the Company’s Election (as defined therein). Except as specifically set forth herein and in the Modification, Holders do not agree to waive or modify any right or remedy under the Notes or related documents, and all other terms and provisions of the Notes will remain unchanged and in full force and effect. At the closing, the Company will pay the reasonable legal fees and expenses of the Holders’ legal counsel, Sneed Vine & Perry, P.C., in connection with the preparation, negotiation and closing of the Modification, whether or not the Modification closes.
Each Holder’s commitment to enter into the Modification is subject to the following conditions precedent: (a) satisfaction of each of the terms and conditions set forth herein; (b) the negotiation, execution and delivery of definitive documentation for the Modification consistent with this commitment letter and the payment to the Holders of a fee in the aggregate amount of $15,000 (divided $,7,500 for each Holder); and (c) the negotiation, execution and delivery of definitive documentation for (i) an amendment to that certain Loan and Security Agreement dated October 3, 2008 between ISI Security Group, Inc., a Delaware corporation (“ISI”) and The PrivateBank and Trust Company (the “PrivateBank”) consistent with the terms set forth in the commitment letter dated the date hereof between ISI and PrivateBank, (ii) an amendment to that certain Note and Warrant Purchase Agreement dated as of October 22, 2004 between ISI and William Blair Mezzanine Capital Fund III, L.P., a Delaware limited partnership (“Blair Mezz”), consistent with the terms set forth in the commitment letter dated the date hereof between ISI and Blair Mezz, and (iii) an aggregate of $10.45 million in convertible debt to be issued to one or more affiliates of MML Capital Partners, LLC by Argyle Security, Inc.(“Parent”) in the form of (y) $8.0 million principal amount of convertible subordinated bridge notes, and (z) $2.45 million principal amount of convertible subordinated notes consistent with the terms set forth in the commitment letter dated the date hereof among Mezzanine Management Fund IV A, LP, Mezzanine Management Fund IV Coinvest A, LP, and Parent.

This commitment letter forms the entire agreement that has been entered into between us with respect to the Modification and sets forth the entire understanding of the parties with respect thereto. This commitment letter may be modified or amended only by the written agreement of all of us. This commitment letter is not assignable by the Company without our prior written consent and is intended to be solely for the benefit of the parties hereto.
This commitment letter may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this commitment letter by .pdf, or facsimile shall be effective as delivery of a manually executed counterpart thereof. This commitment letter shall be governed by, and construed in accordance with, the laws of the State of Texas.
This commitment letter will expire on 5:00 p.m. (central time) on November 23, 2009, unless accepted in writing by the Company and delivered by .pdf or facsimile to Holders and Holders’ counsel, Paul Jordan of Sneed, Vine & Perry, P.C., or before such time and will expire at 5:00 p.m. (central time) on December 15, 2009 unless definitive documentation for the Modification is executed and delivered and all conditions for closing have been satisfied or waived in writing by the Holders (such date, the “Closing Date”) on or prior to such date.
[Remainder of Page Left Blank; Signatures Appear on Following Page]

We appreciate the opportunity to present you with this commitment and look forward to working with you.

Very truly yours,

/s/ Mike Peterson Mike Peterson, individually

/s/ Leonard Peterson Leonard Peterson, individually

ACKNOWLEDGED AND AGREED:

ISI DETENTION CONTRACTING GROUP, INC.

By:	/s/ Donald F. Neville
	Name:	Donald F. Neville
	Title:	Chief Financial Officer

SCHEDULE A
(See attached Excel spreadsheet)

SCHEDULE A — PDI NOTE (FOR EACH OF TWO NOTES)

REVISED PAYMENT SCHEDULE COMMENCING JANUARY 1, 2010:

Payment	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24

Beg Balance	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,439,316	1,378,328	1,317,036	1,255,437	1,193,530	1,131,313	708,786	645,945	582,791	519,321	455,533	391,427	327,000	262,250	197,177	131,779	66,054
Total Payment	7,500	7,500	7,500	7,500	7,500	7,500	68,184	68,184	68,184	68,184	68,184	68,184	426,384	66,384	66,384	66,384	66,384	66,384	66,384	66,384	66,384	66,384	66,384	66,384
Cash Interest	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,197	6,892	6,585	6,277	5,968	3,857	3,544	3,230	2,914	2,597	2,278	1,957	1,635	1,311	986	659	330
Accrued Interest	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Principal	0	0	0	0	0	0	60,684	60,988	61,293	61,599	61,907	62,217	422,528	62,840	63,154	63,470	63,788	64,107	64,427	64,749	65,073	65,398	65,725	66,054

Ending Balance	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000	1,439,316	1,378,328	1,317,036	1,255,437	1,193,530	1,131,313	708,786	645,945	582,791	519,321	455,533	391,427	327,000	262,250	197,177	131,779	66,054	0